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                                                                      EXHIBIT 18

September 28, 1998


Cendant Corporation
6 Sylvan Way
Parsippany, New Jersey 07054


Dear Sirs/Madams:


     We have audited the financial statements of Cendant Corporation as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in your Annual Report on Form 10-K/A to the Securities and Exchange Commission and have issued our report thereon dated September 28, 1998. Note 2 to such financial statements contains a description of your adoption during the year ended December 31, 1997 of a change in revenue and expense recognition policies in accounting for your membership business activities. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.


Yours truly,


Deloitte & Touche LLP